SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

THE SOUTH FINANCIAL GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V	837841204
10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV	837841303
10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V	837841402
10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV	837841501
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
William P. Crawford, Jr.
Executive Vice President and General Counsel
The South Financial Group, Inc.
102 South Main Street
Greenville, South Carolina 29601
(864) 255-4777
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Nicholas G. Demmo, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)

$95,526,000.00	$5,330.35
*	Calculated solely for the purpose of determining the amount of the filing fee. This valuation assumes the exchange of 18,800 shares of 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V, 67,006 shares of 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV, 2,248 shares of 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V and 7,472 shares of 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV of The South Financial Group, Inc. (“TSFG”), no par value and a $1,000 liquidation preference per share, for shares of common stock of TSFG, par value $1.00 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the book value per share of $1,000.00 as of August 20, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,330.35	Filing Party:	The South Financial Group, Inc.
Form or Registration No.:	SC TO-I	Date Filed:	August 20, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
Items 1 through 11
Item 12. Exhibits
SIGNATURES
EX-99.A.5.D

INTRODUCTORY STATEMENT
     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement filed on August 20, 2009, as amended on September 11, 2009 (the “Schedule TO”) by The South Financial Group, Inc., a South Carolina corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Company to exchange (the “Exchange Offer”) a number of shares of the Company’s common stock par value $1.00 per share (the “common stock”) for each validly tendered and accepted share of the Company’s 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V, 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV, 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V and 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV (collectively, the “Preferred Stock”), on the terms and subject to the conditions described in the Offer to Exchange (as supplemented or amended, the “Offer to Exchange”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together, constitute the Exchange Offer and which are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.
     All information in the Offer to Exchange, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 2 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings assigned to them in the Offer to Exchange as amended or supplemented.
Items 1 through 11
The Offer to Exchange, a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(A), is hereby amended and supplemented as follows.
Item 4(a) of Schedule TO is hereby amended and supplemented by adding the following thereto:
On September 17, 2009, the Company issued a press release announcing that the Exchange Ratio for the Exchange Offer will be 230.154 shares of the Company’s common stock for each share of Preferred Stock accepted for exchange. The total number of shares of the Company’s common stock issuable for each share of Preferred Stock accepted for exchange is equal to the sum of (i) 153.846 shares of common stock and (ii) the number of shares of common stock equal to $131.25 divided by $1.72, the arithmetic mean of the daily volume-weighted average per share price of the Company’s common stock for each trading day in the five consecutive trading day period ending on and including September 16, 2009. The full text of the Company’s press release relating to the announcement of the final Exchange Ratio is filed herewith as Exhibit (a)(5)(D) and is incorporated herein by reference.
Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
(a)(5)(D)	Press Release, dated September 17, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2009
THE SOUTH FINANCIAL GROUP, INC.

	By:	/s/ William P. Crawford, Jr.

William P. Crawford, Jr. Executive Vice President, Chief Legal & Risk Officer and General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)(A)	Offer to Exchange, dated August 20, 2009.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(5)(A)	Current Report on Form 8-K, filed June 18, 2009 (including Exhibits 99.1 and 99.2 thereto) (previously filed on June 18, 2009 and incorporated herein by reference).

(a)(5)(B)	Press Release, dated August 20, 2009.

(a)(5)(C)	Press Release, dated September 11, 2009.

(a)(5)(D)*	Press Release, dated September 17, 2009.

(b)	Not applicable.

(d)(1)	Certificates of Designations establishing the rights of the Company’s 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-V, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-NV, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008D-V and 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008D-NV (incorporated herein by reference to Exhibit 3.01 filed with the Company’s Current Report on Form 8-K filed May 9, 2008).

(d)(2)	Form of Purchase Agreement by and between the Company and certain institutional investors and certain members of the board of directors of the Company in connection with the private placement of the Company’s 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-V, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-NV, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008D-V and 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008D-NV (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated May 2, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith